April 2, 2024

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:     NEOS ETF Trust; File No. 333-253997—Request to Withdraw Amended Registration Statements Filed on Form N-14

Dear Sir/Madam:

NEOS ETF Trust (the “Trust”), a registered investment company, has determined that Pre-Effective Amendment No. 1 to the prospectus/proxy statement (Accession No. 0001999371-24-004206) that was filed on March 29, 2024, and Pre-Effective Amendment No. 2 to the prospectus/proxy statement (Accession No. 0001999371-24-004320) that was filed on April 2, 2024, were filed under the wrong file number for the Securities Act of 1933. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 be withdrawn. The Trust notes that the correct file number under the Securities Act of 1933 is 333-276964.

If you have any questions concerning this filing, please contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench

Bibb L. Strench